UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO SHAREHOLDERS

Distribution of Dividends and Interest on Equity

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, ad referendum of the General Annual Meeting to be held on 2017, for the distribution of:

(a) Dividends in the total amount of R$ 1,400,000,000.00 (one million, four hundred thousand Reais), of which: (i) Interim amount of R$ 700,000,000.00 (seven hundred million Reais), pursuant to the article  37, item I, of the Company's Bylaws, calculated based on the balance sheet of November 30, 2016; and (i) Intermediary amount of R$ 700,000,000.00 (seven hundred million Reais), pursuant to the article  37, item II, of the Company's Bylaws, based on the dividend equalization reserve; and

(b) Interest on Company’s Equity, pursuant to the article  17, item XVIII, of the Company's Bylaws, in the gross amount of R$ 3,350,000,000.00 (three billion, three hundred and fifty million Reais), which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 2,847,500,000.00 (two billion, eight hundred forty-seven million, five hundred thousand Reais), except for immune and/or exempt shareholders:

Shares	Interim Dividends (per share)	Intermediary Dividends (per share)	Interest on Equity (gross value) (per share)	Interest on Equity (after tax) (per share)
ON (Common)	R$0.08883087360	R$0.08883087360	R$0.42511918079	R$0.36135130367
PN (Preferred)	R$0.09771396096	R$0.09771396096	R$0.46763109886	R$0.39748643403
Unit(*)	R$0.18654483456	R$0.18654483456	R$0.89275027965	R$0.75883773771

(*) 1 (one) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

[Free English Translation]

The shareholders entitled for the Dividends and Interest on Company’s Equity approved will be the ones registered in the Company’s books at the end of January 4th, 2017 (including). Therefore as of January 5th, 2017 (including) the Company’s shares shall be traded “Ex-Dividends and Ex-Interest on Equity”.

The amount of these the Dividends and Interest on Company’s Equity approved will be paid as of February 23th, 2017 and fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2016, without any compensation as monetary correction.

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs.

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo, December 29th, 2016.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 29, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer